SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Angel Oak Funds Trust

Address of Principal Business Office:

One Buckhead Plaza
3060 Peachtree Road NW, Suite 500
Atlanta, GA 30305

Telephone Number (including area code): (404) 953-4900

Name and Address of Agent for Service of Process:

Charles W. Baldiswieler, Chairman
Angel Oak Funds Trust
One Buckhead Plaza
3060 Peachtree Road NW, Suite 500
Atlanta, GA 30305

With Copies to:
Brendan C. Fox
Dechert LLP
1900 K Street NW
Washington, DC 20006

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes [X]   No [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Milwaukee and the State of Wisconsin on the 15th day of July, 2014.

Angel Oak Funds Trust
By:	/s/ Michael D. Barolsky
Michael D. Barolsky
President

Attest:	/s/ Christopher M. Remington
Christopher M. Remington
Treasurer